UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.____)

Oscient Pharmaceuticals Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68812R105

(CUSIP Number)

August 18, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☒Rule 13d-1(c)
☐Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 68812R105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Royalty Fund Holdings II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER 13,415,258
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER 13,415,258
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,415,258
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12.	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No. 68812R105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Royalty Fund II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER 13,415,258
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER 13,415,258
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,415,258
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12.	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No. 68812R105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Royalty Associates II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER 13,415,258
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER 13,415,258
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,415,258
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12.	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No. 68812R105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Royalty Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER 13,415,258
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER 13,415,258
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,415,258
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12.	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No. 68812R105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Capital Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER 13,415,258
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER 13,415,258
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,415,258
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 68812R105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory B. Brown, MD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER 13,415,258
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER 13,415,258
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,415,258
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12.	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:

Oscient Pharmaceuticals Corporation.

(b)	Address of Issuer’s Principal Executive Offices:

1000 Winter Street, Suite 2200

Waltham, Massachusetts 02451

Item 2.

(a) through (c):

This Schedule 13G is being filed by Paul Royalty Fund Holdings II (“PRFH”), Paul Royalty Fund II, LP (“PRF”), Paul Royalty Associates II, LP (“PRA”), Paul Royalty Management, LLC (“PRM”), Paul Capital Advisors, LLC (“PCA”) and Gregory R. Brown, MD. PRFH is a California general partnership. The General Partners of PRFH are PRF, a Delaware limited partnership, and PRA, a Delaware limited partnership. The General Partner of each of PRF and PRA is PRM. PRM is a Delaware limited liability company. The manager of PRM is PCA. PCA is a Delaware limited liability company. The principal business address of each of PRFH, PRF, PRA, PRM and PCA is c/o Paul Capital Partners 50 California Street, Suite 3000 San Franciso, CA 94111.

As of the date hereof, PRFH is the record owner of 11,111,111 shares of common stock Oscient Pharmaceuticals Corporation (the “Company”). PRF and PRA may be deemed to own 11,111,111 shares of common stock held by PRFH because PRF and PRA are the general partners of PRFH. PRM may be deemed to own the shares because PRM is the general partner of PRF and PRA. As manager of PRA, PCA exercises voting and dispositive power over investments held by PRA.

In addition, PRFH is the record owner of warrants, exercisable for 2,304,147 shares of Common Stock. PRF and PRA may be deemed to own the warrants, exercisable for 2,304,147 shares of Common Stock, held by PRFH because PRF and PRA are the general partners of PRFH. PRM may be deemed to own the warrants because PRM is the general partner of PRF and PRA. As manager of PRA, PCA exercises voting and dispositive power over investments held by PRA.

Gregory B. Brown, MD is a member of PCA, and he serves on the Board of Managers of PCA. Additionally, Dr. Brown has been elected to the Board of Directors of the Company pursuant to that certain Common Stock Purchase and Warrant Agreement, dated July 21, 2006, by and between the Company and PRFH. The principal business address of Dr. Brown is c/o Paul Capital Partners 140 E 45th St., 44th Floor New York, NY 10017

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

68812R105

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)        ☐          Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)         ☐          An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)        ☐          A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)        ☐          A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)         ☐          A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:	13,415,258 shares

(b)	Percent of class:	13.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	-0-
(ii) Shared power to vote or to direct the vote:	13,415,258
(iii) Sole power to dispose or to direct the disposition of:	-0-
(iv) Shared power to dispose or to direct the disposition of:	13,415,258

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 28, 2006.

PAUL ROYALTY FUND HOLDINGS II

By: Paul Royalty Fund II, LP, its Managing Partner

By : Paul Royalty Management, LLC, its General Partner

By : Paul Capital Advisors, LLC, its Manager

By: /s/ Gregory B. Brown, MD________________

Name: Gregory B. Brown, MD

Title:	Member

/s/ Gregory B. Brown, MD
Gregory B. Brown, MD